Management's Discussion and Analysis
For the three and nine months ended September 30, 2018

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko” or the “Company”) and its subsidiaries for the three and nine months ended September 30, 2018 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2018. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 6, 2018, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The Company owns a North American focused portfolio of 137 royalty, stream and offtake interests, including the following cornerstone assets: a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, as well as a 100% silver stream on the Mantos Blancos copper mine in Chile. Furthermore, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko’s main focus is on high quality, long-life gold assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – Third Quarter of 2018

•	Quarterly gold equivalent ounces (“GEOs”) earned of 20,006[1] (20% increase compared to Q3 20172);
•	Quarterly revenues from royalties and streams of $31.4 million (20% increase compared to Q3 2017);
•	Cash flows provided by operating activities of $20.6 million (compared to $1.1 million in Q3 2017);
•	Net earnings attributable to Osisko’s shareholders of $5.5 million, $0.04 per basic share (compared to $6.7 million, $0.05 per basic share in Q3 2017);
•	Adjusted earnings[3] of $5.7 million, $0.04 per basic share[3] (compared to $8.0 million, $0.06 per basic share in Q3 2017);
•	Acquired an additional 1.75% NSR royalty for $20.0 million on the Cariboo property held by Barkerville Gold Mines Ltd. (“Barkerville”), increasing Osisko’s NSR royalty to a total of 4% (Barkerville has the option to sell an additional 1% NSR royalty to Osisko for $13.0 million prior to December 31, 2018);
•	Declared a quarterly dividend of $0.05 per common share to shareholders of record as of the close of business on September 28, 2018, paid on October 15, 2018; and
•	Receipt, by Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of Osisko, of a notice from Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. (collectively “Pretium”), in regards to its election to exercise its option to fully repurchase on December 31, 2018, OBL’s interest in the Brucejack gold and silver stream for US$118.5 million (approximately $153.4 million).

Highlights – Subsequent to September 30, 2018

•	Amended the Renard stream by investing an additional $21.6 million, thereby improving the near-term cash flow capacity;
•	In October, repaid US$10.0 million ($12.9 million) on the credit facility and extended the maturity date by one year to November 14, 2022; and
•	Declaration of a quarterly dividend of $0.05 per common share payable on January 15, 2019 to shareholders of record as of the close of business on December 31, 2018.

__________________________

1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2	Three months ended September 30, 2017 or third quarter of 2017 (“Q3 2017”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Portfolio of Royalty, Stream and Offtake Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold
Canadian Malartic royalty	8,930	8,069	26,018	22,959
Éléonore royalty	2,003	1,529	5,437	4,858
Seabee royalty	691	692	2,510	692
Brucejack offtake	361	215	1,262	215
Bald Mountain royalty	493	-	1,304	-
Island Gold royalty	449	517	1,105	1,327
Vezza royalty	379	304	1,020	979
Bonanza Ledge royalty	309	-	394	-
Other	630	311	2,514	538
	14,245	11,637	41,564	31,568
Silver
Mantos stream	1,650	1,150	4,837	1,150
Sasa stream	1,177	845	3,506	845
Gibraltar stream	432	529	1,242	1,638
Canadian Malartic royalty	135	103	404	341
Other	102	50	255	51
	3,496	2,677	10,244	4,025

Diamonds
Renard stream	1,578	1,847	6,523	1,847
Other	44	113	222	113
	1,622	1,960	6,745	1,960
Other metals
Kwale royalty	638	390	1,977	390
Other	5	-	18	-
	643	390	1,995	390

Total GEOs	20,006	16,664	60,548	37,943

GEOs by Product

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

The following table details the gold and silver ounces and the diamond carats attributable to Osisko for its main producing royalty, stream and other interests :

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Royalties and streams – Gold
(in ounces)
Canadian Malartic royalty	8,930	8,069	26,018	22,959
Éléonore royalty	2,003	1,529	5,437	4,858
Seabee royalty	691	692	2,510	692
Island Gold royalty	449	517	1,105	1,327
Vezza royalty	379	304	1,020	979
Bonanza Ledge royalty	309	-	394	-
Other	295	-	473	-

Royalties and streams – Silver
(in ounces)
Mantos stream	133,307	87,343	385,500	87,243
Sasa stream	95,065	64,120	279,384	64,120
Gibraltar stream	34,879	40,169	98,952	120,161
Canadian Malartic royalty	10,917	7,851	32,189	24,838
Other	59	28	164	212

Streams – Diamonds
(in carats)
Renard stream (1)	17,724	5,520	75,365	5,520

(1)	Excluding the incidental carats sold outside of the run of mine sales

Average Metal Prices and Exchange Rate

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold(1)	$1,213	$1,278	$1,282	$1,251
Silver(2)	$15	$17	$16	$17

Exchange rate (US$/Can$)(3)	1.3070	1.2528	1.2876	1.3075

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Offtake Portfolio Overview

Osisko owns a portfolio of 137 royalties, streams and offtakes assets, as well as 40 royalty options. The portfolio consists of 122 royalties, 9 streams and 6 offtakes. Currently, the Company has 19 producing assets (including the Brucejack stream).

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number
				of assets

Producing	11	5	3	19

Development (construction)	5	4	2	11

Exploration and evaluation	106	-	1	107

	122	9	6	137

Producing assets

Asset	Operator	Interest	Commodities	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Éléonore	Goldcorp Inc.	2.0-3.5% NSR royalty	Au	Canada

Renard	Stornoway Diamond Corporation	9.6% stream	Diamonds	Canada

Brucejack(1)	Pretium Resources Inc.	4% stream	Au, Ag	Canada

Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Island Gold	Alamos Gold Inc.	1.38-2.55% NSR royalty(2)	Au	Canada

Brucejack	Pretium Resources Inc.	50% offtake	Au	Canada

Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA

Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico

Hewfran Block	Bonterra Resources Inc.	1.7% NSR royalty(2)	Au	Canada

Outside of North America

Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(3)	Rutile, Ilmenite, Zircon	Kenya

Brauna	Lipari Mineração Ltda	1% GRR(3)	Diamonds	Brazil

Matilda (4)	Blackham Resources Limited	1.65% stream	Au	Australia

San Ramon	Red Eagle Mining Corp.	51% offtake	Au	Colombia

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia

Eagle	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag stream	Au, Ag	USA

Horne 5(5)	Falco Resources Ltd.	90%-100% stream	Ag	Canada

Malartic – Odyssey South	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Malartic – Odyssey North	Agnico Eagle Mines Limited Yamana Gold Inc.	3% NSR royalty	Au	Canada

Cariboo	Barkerville Gold Mines Ltd.	4% NSR royalty(6),(7)	Au	Canada

Windfall Lake	Osisko Mining Inc.	1.5% NSR royalty	Au	Canada

Lamaque South	Eldorado Gold Corp.	1.7% NSR royalty(2),(8)	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA

Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

Copperwood	Highland Copper Company Inc.	3% NSR royalty (9)	Ag, Cu	USA

Marban	Osisko Mining Inc.	0.425% NSR royalty	Au	Canada

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Altar	Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

(1)

The Brucejack mine is currently producing; however, Osisko does not presently collect any ounces under its stream. In September 2018, OBL received a notice from Pretium in regards to its election to exercise its option to fully repurchase on December 31, 2018 OBL’s interest in the Brucejack gold and silver stream for US$118.5 million.

(2)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(3)	Gross revenue royalty (“GRR”).
(4)

In March 2018, Osisko and Blackham Resources Limited entered into an agreement to restructure the gold offtake (which was applicable on 55% of the gold production from the Matilda mine) into a 1.65% gold stream, effective April 1, 2018.

(5)

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property. This transaction is subject to Glencore Canada Corporation’s right of first refusal and is further described in the Portfolio of Investments section of this MD&A. The transaction is expected to close in the fourth quarter of 2018.

(6)	Barkerville has the option to grant Osisko an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million prior to December 31, 2018.
(7)	Including the Bonanza Ledge mine that has restarted production.
(8)	Eldorado Gold Corp. has an option to buyback 1% of the NSR royalty for $2.0 million.
(9)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) formed by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”) (together the “Partners”). Canadian Malartic is Canada’s largest and the world’s 12th largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone, which are located adjacent to the Canadian Malartic mine on Osisko’s royalty ground. In February 2017, the Partners have declared initial inferred underground mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams of gold per tonne).

In February 2018, initial inferred mineral resources have been declared on the East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone. Inferred mineral resources are estimated at 2.4 million ounces of gold (38.0 million tonnes grading 2.02 grams of gold per tonne) at underground depths above the 1,000 metre elevation.

Update on operations

In February 2018, Agnico Eagle released its guidance for gold production at the Canadian Malartic mine to 650,000 ounces in 2018 and 2019 and 690,000 ounces in 2020.

On October 24, 2018, Agnico Eagle reported its third quarter results and announced quarterly gold production of 177,204 ounces at Canadian Malartic, bringing the total for the first nine months of 2018 to 527,736 ounces. Gold production in the third quarter of 2018 increased when compared to the prior-year period due to higher throughput levels and higher grades, partially offset by slightly lower gold recoveries. Work on the Barnat extension project is proceeding on budget and on schedule. Work is primarily focused on the highway 117 road deviation, overburden stripping and tailings expansion. Production activities at Barnat are scheduled to begin in late 2019, which is expected to increase annual gold production.

For more information, refer to Agnico Eagle’s press release dated February 14, 2018 entitled “Agnico Eagle reports fourth quarter and full year 2017 results” and Agnico Eagle’s press release dated October 24, 2018 entitled “Agnico Eagle Reports Third Quarter 2018 Results; Production Guidance Increased For 2018 And 2019; Nunavut Development Projects Continue To Advance As Planned; Drilling Extends Amaruq Mineralization At Depth”, both available on www.sedar.com.

Éléonore Royalty (Goldcorp Inc.)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Osisko currently receives an NSR royalty of 2.2% on production at Éléonore.

Update on operations

On October 24, 2018, Goldcorp released its results for the third quarter of 2018 and reported that gold production for the three and nine months ended September 30, 2018 was higher than the same periods in the prior year, reflecting the ongoing ramp up and contribution of higher grade ore during the third quarter of 2018. The ramp up at Éléonore led to an increase in tonnes milled of 6% for the three months ended September 30, 2018 compared to the same period in the prior year. Compared to the third quarter of 2018, Goldcorp expects fourth quarter 2018 tonnes milled to be approximately 15% higher, with gold grades increasing by approximately 10%, as part of the expected mine sequencing and continued ramp up process. As per Goldcorp, the mine is expected to finish the year at a sustained mining production rate of over 6,000 tonnes per day for an annual gold production rate of 400,000 ounces.

On October 24, 2018, Goldcorp updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. Proven and probable gold mineral reserves as of June 30, 2018 totaled 3.3 million ounces (17.8 million tonnes grading 5.69 g/t Au), compared to 3.8 million ounces (19.6 million tonnes grading 6.02 g/t Au) as of June 30, 2017. Production depletion accounted for a decrease of 0.3 million ounces, while the balance of the adjustments to the geologic models was part of a continued effort to ensure only profitable ounces were included in the reserve model. Measured and indicated gold mineral resources as of June 30, 2018 were estimated at 0.5 million ounces (3.2 million tonnes grading 5.03 g/t Au) compared to 1.3 million ounces (7.2 million tonnes grading 5.81 g/t Au) as of June 30, 2017. Goldcorp stated that mineral resources were negatively impacted as the geologic modelling methodology that has been applied to the mineral reserves has been applied to mineral resources, in addition to economic stope optimization. Exploration continued to delineate and expand the Main Ore Shoot and South Ore Shoot depth extensions. Goldcorp further stated that the Éléonore mineralized horizon remains open down dip where it has been drill tested 200 metres below the current mineral reserves to date and exploration is ongoing to test for extensions and structural repetitions.  This new information will be analyzed during the fourth quarter of 2018.

For additional information, please refer to Goldcorp’s Management and Discussion Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018, and Goldcorp’s press release dated October 24, 2018 entitled “Goldcorp Reports 2018 Reserve And Resource Estimates And Provides Exploration Update”, both filed on SEDAR at www.sedar.com.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Renard Stream (Stornoway Diamond Corporation)

Osisko owns a 9.6% diamond stream on the Renard diamond mine, operated by Stornoway Diamond Corporation (“Stornoway”) and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec.

On October 2, 2018, Osisko announced that it has entered into an amended and restated purchase and sale agreement (the “Amended Renard Streaming Agreement”) with Stornoway in relation to the Renard stream (“Stream Amendment”). As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the “Streamers”), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the “Renard Stream”), paid Stornoway the U.S. dollar equivalent of $45.0 million in cash ($21.6 million attributable to Osisko) as an additional up-front deposit to Stornoway.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine (prior to the amendment, the stream was applicable to all diamonds produced from the first 5 project kimberlites to be mined at Renard for the life of mine, and the first 30 million carats from the property overall). Upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat (prior to the amendment, the cash transfer was a fixed amount of US$50 per carat escalating at 1% per annum).

In addition, for the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine (“ROM”) diamonds (the excess small diamonds or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the Streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

The Stream Amendment is part of a series of financing transactions with Stornoway’s lenders and key stakeholders that provide Stornoway with greater financial and operational flexibility representing up to $129 million in additional liquidity in the near term as the mine ramps up its operations.

Update on operations

On May 15, 2018, Stornoway issued revised guidance for 2018 of between 1.35 million carats and 1.40 million carats, down from the original guidance of 1.6 million carats, at a recovered grade of between 54 and 56 carats per hundred tonnes (“cpht”), down from the original guidance of 65 cpht. Full year guidance for carats sold has been revised downwards to between 1.20 million carats and 1.25 million carats, down from the original guidance of 1.60 million carats.

On October 11, 2018, Stornoway reported third quarter diamond production from the Renard mine of 329,306 carats (compared to 223,351 carats in the second quarter) produced from the processing of 597,761 tonnes of ore at an average grade of 55 cpht (562,060 tonnes of ore in the second quarter at an average grade of 40 carats per cpht). Grade and carat recoveries improved by 39% and 47% respectively compared to the second quarter with the mining of higher grade ore.

During the third quarter, Stornoway reported that mill feed was derived from the Renard 2 underground mine (77%) and the Renard 65 open pit (23%). Processing rates in the quarter averaged 6,500 tonnes per day, compared to an annual plan of 7,000 tonnes per day. Mining and processing operations were affected by a forest fire in early July, which saw non-essential staff evacuated from the mine site, and production halted for approximately three days. By the end of the quarter, the ramp-up of underground production at Renard 2 was completed, and a steady feed was achieved from the underground mining operations. Mining and processing rates in September averaged 7,310 and 6,820 tonnes of ore per day, respectively.

During the third quarter of 2018, Stornoway reported sales of 184,620 carats sold at an average price of US$103 per carat ($134 per carat) from two tender sales. Third quarter diamond sales represent diamonds recovered during the second quarter.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

For additional information, please refer to Stornoway’s press release dated May 15, 2018 entitled “Stornoway Reports FY2018 First Quarter Financial Results” and Stornoway’s press release dated October 11, 2018 entitled “Stornoway Reports Third Quarter 2018 Production And Sales Results”, both filed on SEDAR at www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. (“Mantos”), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the Mantos stream agreement, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered, after which the stream percentage will be 30%. The purchase price for the silver under the Mantos stream is 25% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver under the stream agreement in which case Mantos shall make a cash payment of US$70.0 million ($90.6 million) to OBL. As of September 30, 2018, a total of 1.7 million ounces of silver have been delivered under the stream agreement. Osisko expects that Mantos will reach the 1.99 million ounces of silver threshold by the end of the second quarter of 2019, based on expected production. The buy-down payment of US$70.0 million can be exercised in September 2019 or September 2020.

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the third quarter of 2018 was 133,213 ounces of payable silver compared to 142,485 ounces and 148,436 ounces of silver in the first and second quarter of 2018, respectively, in line with Manto’s budget, as a result of planned lower grades of silver in ore.

Work on the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”) is expected to commence during the second quarter of 2019. The MB-CDP project will increase processing capacity at the concentrator by approximately 70%. The key environmental permits are in place.

Brucejack Stream (Pretium Resources Inc.)

Osisko owns a 4% gold and silver stream on Pretium’s Brucejack gold mine (“Brucejack”), located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and another partner (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement, subject to certain buyback and buydown rights held by Pretium.

In September 2018, OBL received a notice from Pretium in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the “Stream Agreement”). Under the Stream Agreement, Pretium had an option to repurchase 100% of OBL’s share of the Brucejack gold and silver stream by making a payment of US$118.5 million (approximately $153.4 million based on the September 30, 2018 foreign exchange rate) to OBL on December 31, 2018. The proceeds are expected to be used for debt repayment and for general corporate purposes.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Brucejack Offtake (Pretium Resources Inc.)

In addition to the Brucejack stream, Osisko owns a 50% gold offtake on the Brucejack gold mine. The Brucejack Offtake agreement applies to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces are attributable to OBL) of refined gold (less any delivered ounces pursuant to the Brucejack stream agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack mine less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Update on operations

On October 9, 2018, Pretium reported gold production of 92,641 ounces for the third quarter compared to 111,340 ounces for the second quarter and 75,689 ounces for the first quarter. Management reported that Pretium is on its way to meeting their gold production guidance of 200,000 to 220,000 ounces of gold for the second half of 2018.

For more information on Brucejack, refer to Pretium’s press release dated October 9, 2018, entitled “Brucejack Mine Q3 2018 Production Update” filed on www.sedar.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee mine operated by SSR Mining Inc. (“SSR Mining”) and located in Saskatchewan, Canada.

Update on operations

On October 11, 2018, SSR Mining reported a record quarterly production of 27,831 ounces of gold at Seabee, a quarterly increase of 18%, driven by higher average mill feed grade and increased mill throughput. The mill achieved an average throughput of 959 tonnes per day, a 4% quarterly increase reflecting a higher mining rate at the Santoy mine. Gold recovery for the quarter remained consistent at 97.1% .

Gold production at Seabee is estimated between 85,000 to 92,000 ounces for 2018.

For more information, refer to SSR Mining’s press release dated October 11, 2018, entitled “SSR Mining Reports Third Quarter 2018 Production Results” filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc (“Central Asia”) and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017 based on inflation.

Update on operations

On October 4, 2018, Central Asia reported sales of 278,103 ounces of payable silver in the first nine months of 2018, including 97,870 ounces of payable silver for the third quarter of 2018.

For more information on the Sasa mine, refer to Central Asia’s press release dated October 4, 2018, entitled “Q3 2018 Operations Update” available on their website at www.centralasiametals.com.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross return royalty on the rutile, ilmenite and zircon produced from the Kwale mine, operated by Base Resources Limited (“Base Resources”) and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On October 18, 2018, Base Resources reported highlights of its third quarter operations and noted an increase of 35% in tonnes of ore mined following the successful implementation of the Kwale Phase 2 mine optimization project. Production in the third quarter reached a record 25,125 tonnes rutile and 9,683 tonnes of zircon. Base Resources also noted continued strengthening of rutile and zircon prices.

For more information on the Kwale mine, refer to Base Resources’ quarterly activities report dated October 18, 2018 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited’s (“Taseko”) attributable portion of the Gibraltar copper mine (“Gibraltar”), held by Gibraltar Mines Ltd. (“Gibco”) and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. (“Alamos”) and located in Ontario, Canada.

On September 20, 2018, Alamos reported the completion of the phase I expansion of the Island Gold mine to 1,100 tonnes per day (“tpd”) on schedule. The phase 1 expansion included the successful commissioning of the expanded mill which is now operating at its targeted rate of 1,100 tpd, up from the previous name plate capacity of 900 tpd.

For more information, refer to Alamos’ press release dated September 20, 2018, entitled “Alamos Gold Announces Completion of Phase 1 Expansion at Island Gold” filed on www.sedar.com.

Amulsar Stream (Lydian International Ltd.)

Osisko owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. (“Lydian”) and located in southern Armenia. The Amulsar project is in the development and construction stage and Amulsar is expected to be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 89,034 ounces of refined gold and 434,093 ounces of refined silver are delivered to OBL. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55.0 million (US$34.4 million attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50.0 million (US$31.3 million attributable to OBL).

Update on development and construction activities

On November 1, 2018, Lydian announced that the previously reported illegal road blockades near its 100%-owned Amulsar Gold project are ongoing and continue to impact construction activities. Lydian also reported that the situation caused by inaction to remove the illegal blockages requires Lydian to evaluate a number of alternatives, which range from sourcing additional funding to complete construction at Amulsar to considering various strategic alternatives. The company also reported that its senior lenders, stream financing providers and equipment financiers have agreed to temporarily suspend all principal and interest payments due and payable until the earlier of December 31, 2018 or the occurrence of an additional event of default.

For more information on the Amulsar project, refer to Lydian’s press release dated November 1, 2018, entitled “Lydian Provides Corporate Updates”, filed on www.sedar.com.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Equity Investments

The Company’s assets include a portfolio of shares, mainly of publicly traded mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, revenue streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. (“Osisko Mining”), Barkerville, Falco Resources Ltd. and Victoria Gold Corp. Following the acquisition of Dalradian by Orion Mine Finance (“Orion”) in September 2018, where Orion acquired all of the outstanding shares of Dalradian other than the shares owned by Osisko and other parties, Dalradian has ceased to be considered an associate.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2018, Osisko acquired investments for $22.3 million and $94.8 million, respectively, and disposed investments for nil and $27.0 million, respectively. Acquisitions include investments of $50.0 million in Victoria, $18.0 million in Osisko Mining as well as the acquisition of a $7.0 million convertible debenture from Falco. Dispositions include proceeds of $25.5 million in the first quarter from the delivery of its AuRico Metals Inc. shares following the acquisition of the company by Centerra Gold Inc.

Dalradian Resources Inc.

Dalradian is focused on advancing its high-grade Curraghinalt Gold project located in Northern Ireland.

On September 7, 2018, Orion announced the completion of the previously announced plan of arrangement (the “Transaction”). In connection with the Transaction, an affiliate of Orion acquired all of the issued and outstanding common shares of Dalradian (the “Dalradian Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (Ontario), other than Dalradian Shares owned by an affiliate of Orion, and by Osisko, Osisko’s Chief Executive Office and certain members of Dalradian’s senior management team, for cash consideration of $1.47 for each Dalradian Share held. Following the transaction, Osisko holds a 10.7% interest in Dalradian and has a put right on its Dalradian shares, subject to certain restrictions, allowing Osisko to sell them at a price of $1.47 per share for a period of 180 days. If Osisko does not exercise its put right, the Company will maintain its existing financing rights.

For more information, refer to Dalradian’s press release dated September 7, 2018 entitled: “Orion completes acquisition of Dalradian” and filed on www.sedar.com.

As at September 30, 2018, Osisko holds 38,267,014 common shares representing an 10.7% interest in Dalradian (8.9% as at December 31, 2017). Prior to the acquisition and privatization of Dalradian by Orion in September 2018, Osisko accounted for its investment in Dalradian using the equity method. Following the transaction, management has concluded that it has lost its significant influence over Dalradian and has transferred its investments from associates to other investments.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2018 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	291,147	252,843
Other	111,669	111,669
	402,816	364,512

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9,

Financial Instruments.
(ii)

The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2018. For private investments, an internal or external evaluation is used to determine the fair value.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at September 30, 2018 (in thousands of dollars):

	Number of		Cash	Fair
Company	shares held(i)	Ownership(i)	cost(iii)	value(i),(ii)
		%	$	$

Osisko Mining Inc.	42,890,269	17.9	91,383	100,792
Barkerville Gold Mines Ltd.	142,309,310	32.4	71,286	55,501
Falco Resources Ltd.(iv)	23,927,005	12.6	15,432	9,571
Victoria Gold Corp.	120,427,087	15.5	65,939	42,149

(i)	As at September 30, 2018.
(ii)	See table above for definition of fair value.
(iii)	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment.
(iv)	Excluding the impact of the potential conversion of the convertible debenture, which is described below.

Osisko Mining Inc.

The Company holds a 1.5% NSR royalty on Osisko Mining’s Windfall Lake property. As part of a previous investment agreement with Osisko Mining, Osisko obtained the right to purchase Osisko Mining’s buyback rights on existing royalties on the Windfall Lake property, thus allowing it to increase its royalty by an additional 1-2% NSR royalty, allowing Osisko to increase its total NSR royalty to 2.5-3.5%.

In May 2018, Osisko Mining released a first mineral resources estimate on Windfall Lake gold deposit. Osisko Mining indicated that mineral resources were estimated at 601,000 ounces of gold in the measured and indicated category (2,382,000 tonnes grading 7.85 grams per tonne (“g/t”) Au) and 2,284,000 ounces of gold in the inferred category (10,605,000 tonnes grading 6.70 g/t Au). In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. Osisko Mining is also pursuing an 800,000 meter drilling program on the Windfall Lake property as well as a metallurgical program and the construction of an exploration ramp to achieve access to Zone 27, wireframe 115, selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. During the third quarter of 2018, Osisko Mining announced the acquisition of Beaufield Resources Inc. and closed a $76.4 million private placement (Osisko subscribed for $18.0 million). Kirkland Lake Gold Ltd. (“Kirkland Lake”) acquired 32,627,632 common shares of Osisko Mining in the public market. Kirkland Lake became the beneficially owner of approximately 13.61% of the issued and outstanding shares on a non-diluted basis. On October 30, 2018, Osisko Mining announced a private placement with Caisse de dépôt et placement du Québec (“CDPQ”) where CDPQ will acquire 9,259,260 common shares of Osisko Mining at a price of $2.70 per common share for a total investment of approximately $25.0 million.

For more information, refer to Osisko Mining’s press release dated May 14, 2018 entitled: “Osisko Releases Its First Mineral Resource Estimate For Windfall Gold Deposit”, Osisko Mining’s press release dated July 17, 2018 entitled: “Osisko Delivers Positive PEA For Windfall Project”, Osisko Mining’s press releases dated August 15, 2018 entitled “Osisko Mining To Acquire Beaufield Resources” and “Osisko Mining Announces $68 Million “Bought Deal” Private Placement Of Flow-Through Shares”, “Osisko Mining’s press release dated October 30, 2018 entitled “Osisko Mining Announces $25 Million Private Placement By La Caisse De Dépôt Et Placement Du Québec”, and Kirkland Lake’s press release dated September 18, 2018 entitled “Kirkland Lake Gold Acquires Shares of Osisko Mining Inc.”, all filed on www.sedar.com.

In 2016 and 2017, Osisko entered into earn-in agreements with Osisko Mining on properties held by Osisko in the James Bay area. The transactions are detailed in the Exploration and Evaluation Activities section of this MD&A. Osisko invested an additional $18.0 million in Osisko Mining in the third quarter of 2018. As at September 30, 2018, the Company holds 42,890,269 common shares representing a 17.9% interest in Osisko Mining (15.5% as at December 31, 2017). Based on the fact that some directors of Osisko are also directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Barkerville Gold Mines Ltd.

Osisko holds a 4% NSR royalty on the Cariboo gold project following the acquisition of an additional 1.75% NSR royalty during the third quarter of 2018 for $20.0 million. Barkerville has the option to grant Osisko an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million prior to December 31, 2018. Osisko also holds a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it has completed a 157,000 meter drilling program.

In September 2018, Barkerville announced positive results from its initial test mining of 80,000 tonnes at Bonanza Ledge. Barkerville’s Bonanza Ledge mine has allowed the company to assess mining methods, understand what ground conditions to expect in different lithological units, train a local workforce, and generate cash flow to offset some exploration expenditures. A feasibility study is expected to be released in 2019.

For more information, refer to Barkerville’s press release dated September 11, 2018 entitled: “Barkerville Gold Mines Reports Positive Results From Initial Test Mining Of 80,000 Tonnes At Bonanza Ledge, Better Mine Grades And Solid Mill Performance” and filed on www.sedar.com.

On May 2, 2018, Barkerville announced the maiden mineral resource estimate for Cow and Island Mountain deposits at its 100% owned Cariboo gold project. The underground mineral resource estimate incorporates the Cow Mountain and Valley Zones on Cow Mountain and Shaft Zone and Mosquito Creek on Island Mountain at a cut-off grade of 3.0 g/t Au. A mineral resource on Bonanza Ledge and BC Vein is also included. The resource is defined over 6 kilometers of Barkerville’s 67-kilometer-long land package. Infill and exploration drilling is ongoing and resource updates will be presented annually. Barkerville indicated that mineral resources at the Cariboo gold project was estimated at 1.60 million ounces of gold in the measured and indicated category (8.1 million tonnes grading 6.1 g/t Au) and 2.16 million ounces of gold in the inferred category (12.7 million tonnes grading 5.2 g/t Au).

For more information, refer to Barkerville’s press release dated May 2, 2018 entitled: “BGM Defines Cow and Island Mountains Maiden Underground Resource and Barkerville Mountain Update” and filed on www.sedar.com.

As at September 30, 2018, the Company holds 142,309,310 common shares representing a 32.4% interest in Barkerville (32.7% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and Chief Executive Officer of Osisko is also the chair of the Board of Directors of Barkerville, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com.

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Osisko is working towards closing the Silver Stream in the fourth quarter of 2018. Closing is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals, consents from third parties and approval from a majority of the disinterested shareholders of Falco (the “Disinterested Shareholder Approval”).

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Following the execution of binding term sheets between Falco and Osisko, a formal notice was sent to Glencore. Glencore shall have a period of 60 days following receipt of all transaction documents to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7,000,000 (the “Debenture”). Upon receipt of Disinterested Shareholder Approval, the Debenture shall be convertible (the “Conversion”) into units of Falco (the “Units”). There will be no interest payable at any time on the outstanding principal of the Debenture unless Falco fails to obtain Disinterested Shareholder Approval for the Conversion, in which case interest shall accrue retroactively from the closing date of the Debenture transaction at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the principal when due, as per the terms of the Debenture. The maturity date of the Debenture shall be the earlier of (i) the date of the meeting of the Falco shareholders to be held to obtain the Disinterested Shareholder Approval and (ii) December 31, 2018.

On the date upon which Falco obtains the Disinterested Shareholder Approval for the Conversion, the Debenture shall be converted into such number of Units of Falco that is equal to the principal divided by 0.5783 (the “Conversion Price”). Each Unit shall consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price that represents a 30% premium to the Conversion Price for a period of 36 months from the date the Units are issued, representing $0.75.

On September 11, 2018, Osisko entered into an agreement to provide Falco with a secured senior $10 million loan (the “Loan Agreement”). The loan has a maturity date of December 31, 2018 and interest shall be payable on the principal amount at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the principal amount, which shall be repaid on the earliest of the closing date of the stream transaction among Osisko and Falco, or December 31, 2018. The loan will be used for the advancement of Falco’s Horne 5 Project and for general corporate purposes.

As at September 30, 2018, the Company holds 23,927,005 common shares representing a 12.6% interest in Falco (12.7% as at December 31, 2017). If the convertible debenture discussed above is converted, the Company is expected to increase its interest in Falco to approximately 17.9% . Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. The 5% NSR royalty applies to all metals and minerals produced from the Dublin Gulch property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party). In April 2018, Osisko subscribed to a private placement of 100.0 million common shares of Victoria at a price of $0.50 per common share for $50.0 million. In September 2018, an amount of $14.7 million was paid to Victoria as part of the second tranche of the royalty purchase price, for a remaining balance of $34.3 million.

This financing was part of a comprehensive $500.0 million construction financing package with Orion Mine Finance Group, Osisko and Caterpillar Financial Services Limited that will fully fund the development of the Eagle Gold project through to commercial production. The financing was comprised of two credit facilities totalling US$175.0 million, an equipment financing facility for up to US$50.0 million, the $98.0 million NSR royalty acquired by Osisko and a private placement of Victoria common shares of $125.0 million, including $50.0 million from Osisko.

The Dublin Gulch property is located approximately 85 kilometres by road north northeast of the village of Mayo, in central Yukon, Canada. The property hosts the Eagle gold deposit, the Wolf tungsten deposit and a 13 kilometres-long belt of gold and silver mineralization known as the Potato Hills Trend. The Eagle Gold Project is the most advanced project in the region and is on track to be the largest gold mine in Yukon history. The proposed Eagle gold mine will produce doré from a conventional open pit operation with a three-stage crushing plant, in-valley heap leach and carbon-in-leach adsorption-desorption gold recovery plant. The company currently has year-round road access to the site, and a fully operational 250-person all-season camp on site. Commercial grid power is available approximately 45 kilometres by road from the site, and an airstrip suitable for commercial planes is located 80 kilometres to the south. The project will employ 350 to 400 people and will be a significant economic contributor to Yukon. The Eagle Gold project has received all major permits for construction and operations, completed the Environmental Assessment process and has a signed Comprehensive Cooperation and Benefits Agreement with the local Nacho Nyak Dun First Nation, whose traditional territory the project is located within.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

As at September 30, 2018, the Company holds 120,427,087 common shares representing a 15.5% interest in Victoria (4.0% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and Chief Executive Officer of Osisko is also a director of Victoria, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Victoria since the second quarter of 2018 and has started to account for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

•	Promoting the mining industry and its benefits to society;
•	Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in Québec;
•	Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
•	Supporting university education in mining fields and employee development;
•	Promoting diversity throughout the organization and the mining industry; and
•	Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies on projects in the sustainability areas.

Exploration and Evaluation Activities

In 2016, Osisko entered into earn-in agreements with Osisko Mining. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As a result of the earn-in agreements with Osisko Mining, the exploration and evaluation activities have been significantly reduced. During the three and nine months ended September 30, 2018, investments amounted to $0.1 million and $0.3 million, respectively. During the three and nine months ended September 30, 2018, the Company received previously claimed tax credits of $2.1 million and $3.4 million, respectively. As at September 30, 2018, the carrying value of the Coulon project was $60.0 million ($59.9 million as at December 31, 2017) and the carrying value of other properties, including those under the earn-in agreements with Osisko Mining, was $42.5 million ($42.3 million as at December 31, 2017).

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid or
Declaration date	per share	Record date(i)	Payment date(i)	payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000

Year 2015	0.13	n/a	n/a	12,229,000

Year 2016	0.16	n/a	n/a	17,037,000

Year 2017	0.18	n/a	n/a	24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000
August 2, 2018	0.05	September 28, 2018	October 15, 2018	7,812,000
November 6, 2018	0.05	December 31, 2018	January 15, 2019	tbd(ii)
Year 2018	0.20

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on December 31, 2018 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) that allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at September 30, 2018, the holders of 28,065,085 common shares had elected to participate in the DRIP, representing dividends payable of $1,403,000. During the three and nine months ended September 30, 2018, the Company issued 33,555 and 171,527 common shares under the DRIP, respectively, at a discount rate of 3%. On October 15, 2018, 138,965 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the 2016 NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. As at September 30, 2018, Osisko has acquired and cancelled a total of 1,742,299 common shares under the 2017 NCIB Program for $22.0 million (average acquisition cost of $12.62 per share).

The Company expects to maintain active NCIB programs in the next few years.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Gold Market and Currency

Gold Market

Commodity prices increased in early 2018 supported by a boost in global economic growth and depreciation in the U.S. dollar. Gold had a positive start building on gains made in late December 2017 with the prices rising above US$1,366 in January 2018 surpassing the previous high of US$1,357 reached in September 2017. The price of gold recorded its best-performing quarter in the first quarter since the third quarter of 2016.

During the second quarter of 2018, precious metals were under pressure on the back of a stronger U.S. dollar, firmer U.S. treasury yields and low levels of investor interest for safe-haven investments. After trading above US$1,300 since the start of the year, prices have dropped in mid-May erasing the year’s gains as the U.S. dollar index climbed to an eleven-month high and 10-year bond yields pushed above 3% for the first time since 2011, despite geopolitical and trade tensions.

During the third quarter of 2018, the gold price dropped to a 20-month low of US$1,160 per ounce before a slight recovery towards the end of August, bringing the prices to their levels of the first quarter of 2017. Despite numerous escalations in the geopolitical tensions, U.S. trade disputes and potential trade wars, gold continued to be under pressure during the third quarter on the back of a stronger U.S. dollar, firmer U.S. treasury yields and low levels of investor interest for safe-haven investment. Gold prices finally increased over US$1,200 per ounce in October reaching almost to US$1,240 per ounce.

Gold prices decreased 5.0% during the third quarter of 2018 or US$63 per ounce on the London fix to close at US$1,187 per ounce. The average price was lower by US$93 per ounce at US$1,213 per ounce in the third quarter compared to the second quarter of 2018 and lower by US$65 on a year over year basis. Prices were volatile during the third quarter with a trading range of US$84 per ounce.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2018 (Q3-YTD)	$1,355	$1,178	$1,282	$1,187
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206

In Canadian dollar terms, the average price per ounce of gold averaged $1,586 per ounce in the third quarter of 2018 compared to $1,686 in the second quarter of 2018. The gold price closed at $1,537 per ounce on September 30, 2018 compared to $1,647 as at June 30, 2018 as a result of a lower gold price in U.S. dollars and a weaker Canadian currency. The Canadian dollar was under pressure reacting to a more cautious tone taken by the Bank of Canada concerned by residential markets and the NAFTA negotiations.

Currency

The Canadian dollar continued its appreciation versus the U.S. dollar in January 2018 after the Bank of Canada increased the overnight rate to 1.25%, but lost momentum since then. The U.S. dollar has increased from February 2018, after declining in 2017. The U.S. currency appears to have profited primarily as a safe haven in renewed risk in emerging countries and Europe. The escalating trade war has created tensions in commodity and equity markets and the Canadian dollar has been negatively affected by the potential outcome of negotiations on NAFTA until early October, when it surged to fresh four-month highs the first week of October in response to the new trade agreement between Canada and the United States of America.

The dollar traded between a range of 1.3255 and 1.2905 in the third quarter of 2018 to close at 1.2945. The Canadian dollar averaged 1.3070 in the third quarter compared to 1.2911 in the second quarter and 1.2647 in the first quarter.

In July and October, the Bank of Canada increased the overnight rate for a second and third time in 2018 to a target of 1.75% . The Bank of Canada stated that the economy is operating close to full capacity and inflation pressure is on the rise.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2018 (Q3-YTD)	1.3310	1.2288	1.2876	1.2945
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	111,702	68,179	375,135	103,664
Cash margin(2)	28,954	23,965	90,430	59,077
Gross profit	15,818	15,641	50,793	43,759
Operating income	11,049	926	33,701	13,017
Net earnings(3)	5,474	6,728	8,295	21,847
Basic net earnings per share(3)	0.04	0.05	0.05	0.19
Diluted net earnings per share(3)	0.04	0.05	0.05	0.18

Total assets	2,441,668	2,320,930	2,441,668	2,320,930
Total long-term debt	419,680	193,738	419,680	193,738

Average selling price of gold (per ounce sold)
In C$(4)	1,580	1,616	1,653	1,631
In US$	1,210	1,296	1,283	1,278

Operating cash flows	20,636	1,094	63,599	27,193

Weighted average shares outstanding (in thousands)
Basic	156,252	140,605	156,711	118,059
Diluted	156,263	140,837	156,734	118,183

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)

Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3)	Attributable to Osisko’s shareholders.
(4)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Overview of Financial Results

Financial Summary – Third Quarter of 2018

•	Revenues from royalties and streams of $31.4 million ($111.7 million including offtakes) compared to $26.1 million in Q3 2017 ($68.2 million including offtakes);
•	Gross profit of $15.8 million compared to $15.6 million in Q3 2017;
•	Operating income of $11.0 million compared to $0.9 million in Q3 2017;
•	Net earnings attributable to Osisko’s shareholders of $5.5 million or $0.04 per basic and diluted share, compared to $6.7 million or $0.05 per basic and diluted share in Q3 2017;
•	Adjusted earnings[1] of $5.7 million or $0.04 per basic share[1] compared to $8.0 million or $0.06 per basic share in Q3 2017; and
•	Cash flows provided by operating activities of $20.6 million compared to $1.1 million in Q3 2017.

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017 and strong results from the NSR royalty on the Canadian Malartic mine.

Gross profit reached $15.8 million in the third quarter of 2018 compared to $15.6 million in the third quarter of 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Revenues increased as a result of an increase in GEOs received, but were partially offset by lower selling prices of precious metals. Cost of sales increased from $44.2 million to $82.7 million mainly as a result of the offtake and streams agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017. Only two months of production was included in Q3 2017. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

The increase in operating income in the third quarter of 2018 compared to the corresponding period of 2017 is mainly the result of lower general and administrative (“G&A”) expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense related to the deferred and restricted share units resulting from the lower share price at September 30, 2018. The decrease in business development expenses is mainly due to the transaction costs of $7.8 million related to the acquisition of Orion’s portfolio of assets in July 2017 and higher cost recoveries from associates in 2018.

The decrease in net earnings attributable to Osisko’s shareholders in the third quarter of 2018 is mainly the result of higher finance costs ($6.4 million in 2018 compared to $1.6 million in 2017), which are related to the convertible debentures of $300.0 million issued in November 2017 and the revolving credit facility outstanding, which was drawn to finance the acquisition of Orion’s portfolio in July 2017, lower other net gains on financial assets ($5.8 million in 2018 compared to $14.7 million in 2017), partially offset by a higher operating income ($11.0 million in 2018 compared to $0.9 million in 2017), a lower loss on foreign exchange ($0.2 million in 2018 compared to $7.9 million in 2017) and a share of loss of associates of $4.2 million in 2018 compared to a share of income of $0.3 million in 2017.

Adjusted earnings decreased to $5.7 million in the third quarter of 2018 compared to $8.0 million in the third quarter of 2017, mainly as a result of higher finance costs, partially offset by lower G&A expenses and business development expenses and higher gross profit.

Net cash flows provided by operating activities during the third quarter of 2018 amounted to $20.6 million compared to $1.1 million during the third quarter of 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, lower G&A and business development expenses and lower payments on settlement of restricted and deferred share units, partially offset by higher finance costs paid.

________________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Financial Summary – First nine months of 2018

•	Revenues from royalties and streams of $96.8 million ($375.1 million including offtakes) compared to $61.6 million ($103.7 million including offtakes) in the first nine months of 2017;
•	Gross profit of $50.8 million compared to $43.8 million in the first nine months of 2017;
•	Operating income of $33.7 million compared to $13.0 million in the first nine months of 2017;
•

Net earnings attributable to Osisko’s shareholders of $8.3 million or $0.05 per basic and diluted share, compared to $21.8 million or $0.19 per basic share and $0.18 per diluted share in the first nine months of 2017;

•	Adjusted earnings[1] of $18.3 million or $0.12 per basic share[1] compared to $21.7 million or $0.18 per basic share in the first nine months of 2017; and
•	Cash flows provided by operating activities of $63.6 million compared to $27.2 million in the first nine months of 2017.

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017 and strong results from the NSR royalty on the Canadian Malartic mine.

Gross profit reached $50.8 million in the first nine months of 2018 compared to $43.8 million in the first nine months of 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Cost of sales increased from $44.6 million to $284.7 million mainly as a result of the offtake and streams agreements acquired through the acquisition of the portfolio of assets from Orion in July 2017. Only two months of production was included in 2017 compared to nine months in 2018. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

The increase in operating income in the first nine months of 2018 compared to the corresponding period of 2017 is mainly the result of higher gross profit and lower G&A expenses and business development expenses. The decrease in G&A expenses is mainly due to a lower share-based compensation expense related to the deferred and restricted share units resulting from the lower share price at September 30, 2018. The decrease in business development expenses is mainly due to the transaction costs of $7.8 million related to the acquisition of Orion’s portfolio of assets in July 2017 and higher cost recoveries from associates in 2018, partially offset by higher salaries and office costs following the acquisition of OBL through the acquisition of Orion’s portfolio of assets.

The decrease in net earnings attributable to Osisko’s shareholders for the first nine months of 2018 is mainly the result of higher finance costs ($19.3 million in 2018 compared to $3.6 million in 2017), which are related to the convertible debentures of $300.0 million issued in November 2017 and the revolving credit facility outstanding, which was drawn to finance the acquisition of Orion’s portfolio of assets in July 2017, lower other net gains on financial assets ($1.6 million in 2018 compared to $31.3 million in 2017), partially offset by a higher operating income ($33.7 million in 2018 compared to $13.0 million in 2017), a gain on foreign exchange of $0.1 million in 2018 compared to a loss on foreign exchange of $15.5 million in 2017, and a share of loss of associates of $6.6 million in 2018 compared to $2.6 million in 2017.

Adjusted earnings decreased to $18.3 million in the first nine months of 2018 compared to $21.7 million in the first nine months of 2017, mainly as a result of higher finance costs, partially offset by higher gross profit and lower G&A expenses and business development expenses.

Net cash flows provided by operating activities during the first nine months of 2018 amounted to $63.6 million compared to $27.2 million during the first nine months of 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, lower G&A and business development expenses and lower payments on settlement of restricted and deferred share units, partially offset by higher finance costs paid.

________________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s and Discussion Analysis.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and nine months ended September 30, 2018 and 2017 (in thousands of dollars, except amounts per share):

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
		$	$	$	$

Revenues	(a)	111,702	68,179	375,135	103,664

Cost of sales	(b)	(82,748)	(44,214)	(284,705)	(44,587)
Depletion of royalty, stream and other interests	(c)	(13,136)	(8,324)	(39,637)	(15,318)
Gross profit	(d)	15,818	15,641	50,793	43,759

Other operating expenses
General and administrative	(e)	(3,646)	(5,552)	(13,214)	(17,548)
Business development	(f)	(1,077)	(9,106)	(3,750)	(13,073)
Exploration and evaluation		(46)	(57)	(128)	(121)

Operating income		11,049	926	33,701	13,017

Other revenues (expenses), net	(g)	(3,645)	6,262	(20,318)	12,851

Earnings before income taxes		7,404	7,188	13,383	25,868

Income tax expense	(h)	(1,930)	(559)	(5,088)	(4,303)

Net earnings		5,474	6,629	8,295	21,565

Net earnings (loss) attributable to:
Osisko’s shareholders		5,474	6,728	8,295	21,847
Non-controlling interests		-	(99)	-	(282)

Net earnings per share attributable to Osisko’s shareholders
Basic		0.04	0.05	0.05	0.19
Diluted		0.04	0.05	0.05	0.18

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

(a)	Revenues are comprised of the following:

	Three months ended September 30,
	2018				2017
	Average				Average
	selling price	Ounces /	Total		selling price	Ounces /	Total
	per ounce /	carats	revenues		per ounce	carats	revenues
	carat ($)	sold	($000’s	)	($)	Sold	($000’s	)

Gold sold	1,580	62,255	98,387		1,616	34,950	56,489
Silver sold	19	436,723	8,488		21	306,959	6,551
Diamonds sold(i)	134	23,805	2,502		107	27,600	2,957
Other (paid in cash)	-	-	2,325		-	-	2,182
			111,702				68,179

	Nine months ended September 30,
	2018				2017
	Average				Average
	selling price	Ounces /	Total		selling price	Ounces	Total
	per ounce /	carats sold	revenues		per ounce	Sold	revenues
	carat ($)		($000’s	)	($)		($000’s	)

Gold sold	1,653	197,221	325,946		1,631	54,795	89,346
Silver sold	21	1,392,108	28,830		22	404,569	8,806
Diamonds sold(i)	141	85,540	10,829		107	27,600	2,957
Other (paid in cash)	-	-	9,530		-	-	2,554
			375,135				103,663

(i)	The diamonds are sold by an agent for Osisko. The average selling price excludes the incidental carats sold outside of the run of mine sales.

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in the third quarter and the first nine months of 2018 is mainly the result of the offtake and stream interests acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in the third quarter and the first nine months of 2018 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Royalty interests
Revenues	23,516	19,045	69,654	52,682
Cost of sales	(11)	(78)	(127)	(156)
Cash margin	23,505	18,967	69,527	52,526

Depletion	(7,084)	(4,758)	(20,173)	(11,173)
Gross profit	16,421	14,209	49,354	41,353

Stream interests
Revenues	7,877	7,048	27,175	8,896
Cost of sales	(3,239)	(2,712)	(10,358)	(3,007)
Cash margin	4,638	4,336	16,817	5,889

Depletion	(5,234)	(3,239)	(15,853)	(3,818)
Gross profit (loss)	(596)	1,097	964	2,071

Royalty and stream interests
Cash margin	28,143	23,303	86,344	58,415
	89.6%	89.3%	89.2%	94.9%

Offtake interests
Revenues	80,309	42,086	278,306	42,086
Cost of sales	(79,498)	(41,424)	(274,220)	(41,424)
Cash margin	811	662	4,086	662
	1.0%	1.6%	1.5%	1.6%
Depletion	(818)	(327)	(3,611)	(327)
Gross profit (loss)	(7)	335	475	335

Total – Gross profit	15,818	15,641	50,793	43,759

(e)

During the third quarter of 2018, G&A expenses decreased to $3.6 million (net of cost recoveries from associates of $0.3 million) compared to $5.6 million during the third quarter of 2017 (net of cost recoveries from associates of $0.4 million). The decrease is mainly due to a reduction in the share-based compensation expense by $2.1 million related to the deferred and restricted share units resulting from the lower share price at September 30, 2018, compared to the third quarter of 2017.

During the first nine months of 2018, G&A expenses decreased to $13.2 million (net of cost recoveries from associates of $1.1 million) compared to $17.5 million during the first nine months of 2017 (net of cost recoveries from associates of $1.3 million). The decrease is mainly due to a reduction in the share-based compensation expense by $5.1 million related to the deferred and restricted share units resulting from the lower share price at September 30, 2018, compared to the first nine months of 2017.

(f)

During the third quarter of 2018, business development expenses decreased to $1.1 million (net of cost recoveries from associates of $1.0 million) compared to $9.1 million (net of cost recoveries from associates of $0.6 million) during the third quarter of 2017. The decrease is mainly due to transaction costs of $7.8 million in the third quarter of 2017 related to the acquisition of the Orion portfolio of assets and higher costs recoveries from associates of $0.4 million.

During the first nine months of 2018, business development expenses decreased to $3.8 million (net of cost recoveries from associates of $2.9 million) compared to $13.1 million (net of cost recoveries from associates of $1.6 million) during the first nine months of 2017. The decrease is mainly due to transaction costs of $8.9 million in the first nine months of 2017 related to the acquisition of the Orion portfolio of assets and to higher costs recoveries from associates of $1.3 million, partially offset by higher salaries and general expenses related to OBL (subsidiary acquired on July 31, 2017 from the Orion portfolio of assets).

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

(g)

Other expenses, net, of $3.6 million in the third quarter of 2018 include finance costs of $6.4 million, a share of loss of associates of $4.1 million, partially offset by a net gain on investments of $5.8 million and interest income of $1.0 million.

Other revenues, net, amounted to $6.3 million in the third quarter of 2017 and included a net gain on investments of $14.7 million (comprised of a net gain on dilution of investments in associates of $13.5 million), interest revenues of $0.8 million and a share of income of associates of $0.3 million, partially offset by a loss on foreign exchange of $7.9 million and finance costs of $1.6 million.

Other expenses, net, of $20.3 million in the first nine months of 2018 include finance costs of $19.3 million, a share of loss of associates of $6.6 million, partially offset by interest income of $3.6 million and a net gain on investments of $1.6 million.

Other revenues, net, amounted to $12.9 million in the first nine months of 2017 and included a net gain on investments of $31.3 million (comprised of a net gain on dilution of investments in associates of $30.3 million) and interest revenues of $3.2 million, partially offset by a loss on foreign exchange of $15.5 million, a share of loss of associates of $2.6 million and finance costs of $3.6 million.

(h)

The effective income tax rate for the third quarter of 2018 is 26.1% compared to 7.8% for the third quarter of 2017 and 38.0% in the first nine months of 2018 compared to 16.6% in the first nine months of 2017. The statutory rate is 26.7% in 2018 and 26.8% in 2017. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. In the third quarter and the first nine months of 2018, cash taxes amounted to $0.2 million and $0.6 million, respectively and were related to taxes on royalties earned in foreign jurisdictions. In the third quarter and the first nine months of 2017, the income tax expense was only related to deferred income taxes.

Liquidity and Capital Resources

As at September 30, 2018, the Company’s cash and cash equivalents amounted to $137.2 million compared to $333.7 million as at December 31, 2017. Significant variations in the liquidity and capital resources in the first nine months of 2018 are explained below under the Cash Flows section.

The Company has a facility of $350.0 million (with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million) as at September 30, 2018, of which $98.6 million (based on the Bank of Canada daily exchange rate of September 30, 2018) was drawn in two tranches: $30.0 million at an effective interest rate of 3.50% and US$53.0 million ($68.6 million) at an effective interest rate of 3.86%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2018, all such ratios and requirements were met.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Cash flows
Operations	18,618	6,227	63,763	32,931
Working capital items	2,018	(5,133)	(164)	(5,738)
Operating activities	20,636	1,094	63,599	27,193
Investing activities	(63,175)	(638,133)	(167,573)	(801,137)
Financing activities	(7,324)	405,219	(95,498)	399,045
Effects of exchange rate changes on cash and cash equivalents	(1,580)	(7,920)	2,955	(15,448)
Decrease in cash and cash equivalents	(51,443)	(239,740)	(196,517)	(390,347)
Cash and cash equivalents – beginning of period	188,631	348,642	333,705	499,249
Cash and cash equivalents – end of period	137,188	108,902	137,188	108,902

Operating Activities

Third quarter of 2018

Cash flows provided by operating activities for the third quarter of 2018 amounted to $20.6 million compared to $1.1 million in the third quarter of 2017.

Net cash flows provided by operating activities increased in the third quarter of 2018 as a result of higher revenues, lower G&A and business development expenses, lower payments on the settlement of restricted and deferred share units and a positive impact of the variation of working capital items, partly offset by higher cost of sales and interests paid on long-term debt. Interests paid on long-term debt increased by $1.1 million as a result of the interests payment on the credit facility.

First nine months of 2018

Cash flows provided by operating activities for the first nine months of 2018 amounted to $63.6 million compared to $27.2 million in the first nine months of 2017.

Net cash flows provided by operating activities increased in the first nine months of 2018 as a result of higher revenues, lower G&A and business development expenses, lower payments on the settlement of restricted and deferred share units and a positive impact of the variation of the working capital items, partially offset by higher cost of sales and interests paid on long-term debt. Interests paid on long-term debt increased by $11.3 million as a result of the bi-annual payment of interests on the senior unsecured convertible debentures of $7.9 million (June 2018) and the interests payment on the credit facility.

Investing Activities

Third quarter of 2018

Cash flows used by investing activities amounted to $63.2 million in the third quarter of 2018 compared to $638.1 million in the third quarter of 2017.

During the third quarter of 2018, Osisko invested $22.3 million in marketable securities, $33.9 million in royalty and stream interests and $9.0 million in short-term investments (including $10.0 million for a secured senior note with Falco less a repayment of $1.0 million on another note receivable). Exploration and evaluation activities generated $2.0 million as the Company received payments of previously claimed governmental tax credits.

During the third quarter of 2017, Osisko paid $622.4 million, net of cash acquired of $8.7 million, settled foreign exchange forward contracts which generated a cash loss of $21.1 million, for the acquisition of Orion’s portfolio, invested $19.0 million in marketable securities, $1.2 million for the acquisition of royalty and stream interests and $0.5 million in exploration and evaluation assets, mainly on the Coulon project. Proceeds on the sale of investments generated $26.0 million.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

First nine months of 2018

Cash flows used in investing activities amounted to $167.6 million in the first nine months of 2018 compared to $801.1 million in the first nine months of 2017.

During the first nine months of 2018, Osisko invested $94.8 million in marketable securities, including $50.0 million for additional shares of Victoria, $18.0 million for additional shares of Osisko Mining and an additional $7.0 million for a convertible debenture with Falco, $93.0 million in royalty and stream interests, including $63.7 million to acquire a 5% NSR royalty on the Dublin Gulch property (Victoria), and $10.0 million in short-term investments for a secured senior note with Falco. Proceeds on the sale of investments generated $27.0 million, mainly from the disposal of the AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $3.2 million as the Company received payments of previously claimed governmental tax credits.

During the first nine months of 2017, Osisko paid $622.4 million, net of cash acquired of $8.7 million, settled foreign exchange forward contracts which generated a cash loss of $21.1 million, for the acquisition of Orion’s portfolio, invested $150.1 million in marketable securities, including $49.7 million for additional shares of Barkerville, $26.9 million for additional shares of Osisko Mining and $4.0 million for additional shares of Falco. Osisko also invested $56.7 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction) and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $0.9 million on exploration and evaluation assets. Proceeds on the sale of investments generated $49.5 million and short-term investments were reduced by $0.6 million.

Financing Activities

Third quarter of 2018

During the third quarter of 2018, cash flows used in financing activities amounted to $7.3 million compared to cash flows provided by financing activities of $405.2 million in the third quarter of 2017.

During the third quarter of 2018, the Company paid $7.4 million in dividends to its shareholders.

During the third quarter of 2017, cash flows provided by financing activities amounted to $405.2 million. During the third quarter of 2017, Osisko completed an equity financing with Caisse and Fonds F.T.Q. for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement to fund a portion of the cash consideration and support the acquisition of Orion’s portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per share. The financing was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 were incurred for the financing. Osisko also drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility, also to fund a portion of the acquisition price of Orion’s portfolio. Also during the third quarter of 2017, the Company paid $3.7 million in dividends to its shareholders.

First nine months of 2018

During the first nine months of 2018, cash flows used in financing activities amounted to $95.5 million compared to $399.0 million in the first nine months of 2017.

During the first nine months of 2018, the Company repaid $51.8 million on its revolving credit facility, paid $21.4 million in dividends to its shareholders and acquired common shares under the 2017 NCIB Program for $22.0 million to acquire and cancel a total of 1,742,299 common shares at an average costs of $12.62.

During the first nine months of 2017, cash inflows from financing amounted to $399.0 million. In addition to the transactions related to the financing of the cash portion of the acquisition price of Orion’s portfolio, the Company paid $11.8 million in dividends to its shareholders and $1.8 million under the Normal Course Issuer Bid. Investments of non-controlling interests in Mines Coulon Inc. increased liquidities by $1.3 million and the exercise of share options and the employee share purchase plan that generated $3.0 million.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross		Net Cash
	Units	($)	Proceeds		Proceeds
			($000’s	)	($000’s	)

2018
Exercise of replacement share options(vi)	2,710	13.93	38		38
Employee share purchase plan	28,834	13.02	235		235
Total	31,544		273		273
2017
Bought deal – convertible debentures(i)	n/a	n/a	300,000		288,476
Private placement(ii)	19,272,820	14.27	275,000		261,060
Revolving credit facility(ii)	n/a	n/a	147,323		147,323
Exercise of share options	43,970	14.21	625		625
Exercise of replacement share options(vi)	190,471	11.28	2,148		2,148
Employee share purchase plan	15,426	15.04	233		233
Total	19,522,687		725,329		699,865
2016
Convertible debenture(iii)	n/a	n/a	50,000		49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608		164,543
Exercise of share options	12,335	15.22	188		188
Exercise of replacement share options(vi)	505,756	9.50	4,806		4,806
Employee share purchase plan	21,762	15.27	332		332
Total	11,970,853		227,934		219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020		189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887		4,887
Total	11,710,837		204,907		194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000		39,173
Total	2,794,411		42,000		39,173

Cumulative cash proceeds			1,200,443		1,152,420

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. The debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ to fund a portion of the acquisition price of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except per share amounts)

	2018			2017				2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs	20,006	20,506	20,036	20,990	16,664	10,863	10,416	8,964
Cash and cash equivalents	137,188	188,631	332,617	333,705	108,902	348,642	423,567	499,249
Short-term investments	10,000	1,000	500	-	1,447	1,547	2,547	2,100
Working capital	281,858	180,605	325,206	324,101	113,689	329,927	419,325	494,882
Total assets	2,441,668	2,458,641	2,502,233	2,516,343	2,320,930	1,438,511	1,421,569	1,416,304
Total long-term debt	419,680	419,228	467,483	464,308	193,738	46,236	46,005	45,780
Equity	1,868,196	1,884,101	1,878,405	1,894,405	1,931,759	1,218,302	1,218,717	1,214,304
Revenues	111,702	137,819	125,614	109,552	68,179	18,359	17,126	13,709
Net cash flows from operating activities	20,636	19,660	23,303	21,523	1,094	14,082	12,013	12,782
Impairment of Éléonore royalty, net of income taxes	-	-	-	(65,415)	-	-	-	-
Net earnings (loss) attributable to Osisko’s shareholders	5,474	511	2,310	(64,348)	6,728	11,043	4,076	8,679
Basic and diluted net earnings (loss) per share	0.04	-	0.01	(0.41)	0.05	0.10	0.04	0.08
Weighted average shares outstanding (000’s)
- Basic	156,252	156,232	157,665	157,256	140,605	106,656	106,543	106,612
- Diluted	156,263	156,257	157,695	157,256	140,837	106,771	106,628	106,675
Share price – TSX - closing(2)	9.80	12.45	12.44	14.52	16.10	16.85	14.78	13.09
Share price – NYSE – closing(3)	7.59	9.47	9.67	11.56	12.91	12.22	11.10	9.72
Warrant price – TSX - closing(4)
OR.WT	0.70	1.06	1.50	2.40	2.80	2.75	2.80	2.75
OR.WT.A	0.10	0.39	0.61	1.41	2.45	2.65	2.20	2.25
Debenture price – TSX – closing(5)
OR.DB	99.00	100.25	100.00	104.50	-	-	-	-
Price of gold (average US$)	1,213	1,306	1,329	1,275	1,278	1,257	1,219	1,222
Closing exchange rate(6) (US$/Can$)	1.2945	1.3168	1.2894	1.2713	1.2480	1.3449	1.3322	1.3427

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.
(6)	Bank of Canada Daily Rate in 2017 and 2018 (Bank of Canada Noon Rate in 2016).

During the third quarter of 2018, Osisko received a notice from Pretium in regards to its election to exercise its option to fully repurchase on December 31, 2018 OBL’s interest in the Brucejack gold and silver stream for US$118.5 million (approximately $153.4 million based on the September 30, 2018 foreign exchange rate). As a result, the asset was classified as held for sale at September 30, 2018.

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid in the second quarter and $14.7 million in the third quarter, and subscribed to a private placement of 100 million common shares of Victoria at a price of $0.50 per common share for $50.0 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Outlook

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Total 2018 annual GEOs is forecast to be in-line with the previously announced guidance of 77,500 to 82,500 GEOs.

For the 2018 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard mine and an exchange rate (US$/C$) of 1.25

Related Party Transactions

During the three and nine months ended September 30, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (in thousands of dollars):

	Three months ended		Nine months ended
		September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	306	385	1,112	1,286
Business development expenses	997	628	2,911	1,624
Total amounts invoiced to associates	1,303	1,013	4,023	2,910

An amount of $3,069,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2018 ($1,245,000 as at December 31, 2017).

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Portfolio of investments.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at September 30, 2018, the Company had commitments related to the acquisition of royalties and streams as detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$7.5 million	Receipt of all material permits for development and operations and positive feasibility study.
		US$10.0 million	Positive construction decision.
		US$30.0 million	First drawdown on debt finance facility.

Victoria Gold Corp.	Eagle Gold project (5% NSR royalty)	$34.3 million	Funded pro rata to drawdowns under the subordinated debt facilities.

Falco Resources Ltd.	Horne 5 project (silver stream)	$25.0 million	Closing of the silver stream agreement, net of any amounts owing by Falco to Osisko.
		$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Barkerville Gold Mines Ltd.	Cariboo Gold project	$13.0 million	Barkerville has the option to sell an additional 1% NSR royalty to Osisko for $13.0 million prior to December 31, 2018.

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2029. As at September 30, 2018, minimum commitments remaining under these leases were approximately $13.2 million over the following years ending September 30:

$
(in thousands of dollars)

2019	1,355
2020	1,306
2021	1,120
2022	1,120
2023-2029	8,280
13,181

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Offtake and stream agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production			Per ounce/carat
	to be purchased (ounces or %)			cash payment (US$)			Term of	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	agreement

Amulsar stream(1)	4.22%	62.5%		$400	$4		40 years	Nov. 30, 2015

Amulsar offtake (2)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	Nov. 30, 2015

Back Forty stream	18.5% (3)	75%		30% spot price (max $600)	$4		Life of mine	Mar. 31, 2015

Brucejack offtake (4)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au(5)	Sep. 21, 2015

Brucejack stream (4)	4%	4%		$400	$4		Until delivery of 7,067,000 ounces Au(5)	Sep. 21, 2015

Mantos stream(6)		100%			25% spot		Life of mine	Sep. 11, 2015

Renard stream (7)			9.6%			Higher of 40% of spot price or $40	40 years	Jul. 8, 2014

Sasa stream(8)		100%			$5		40 years	Nov. 3, 2015

Gibraltar stream(9)		100%			$2.75		Life of mine	Mar. 3, 2017

(1)

Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively, which is currently expected to be in the second half of 2018. 1% inflation price escalation after 3rd anniversary of commercial production.

(2)

Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(4)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$118.5 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream. In September 2018, OBL received a notice from the operator of the Brucejack gold mine in regards to its election to exercise its option to fully repurchase Osisko’s interest in the Brucejack gold and silver stream by making a payment of US$118.5 million (approximately $153.4 million based on the September 30, 2018 foreign exchange rate) on December 31, 2018.

(5)

The Brucejack offtake and stream applies to the sales from the first 7,067,000 ounces of refined gold, of which 3,533,500 ounces are attributable to OBL (ounces delivered under the offtake and the stream are included in the limit).

(6)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(7)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018 as previously discussed in the MD&A.
(8)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(9)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Outstanding Share Data

As of November 6, 2018, 156,410,831 common shares were issued and outstanding. A total of 4,331,980 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to September 30, 2018

Renard stream

On October 2, 2018, Osisko has entered into an amended and restated purchase and sale agreement with Stornoway in relation to the Renard Stream. The modifications are detailed under the Portfolio of Royalty, Stream and Offtake Interests section of this MD&A.

Dividends

On November 6, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2019 to shareholders of record as of the close of business on December 31, 2018.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission (“SEC”) before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (presented below) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2017 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 (for the new revenue recognition policy and the assets held for sale policy, which is also disclosed below), both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

New significant accounting policies

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within the next twelve months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Non-current assets classified as held for sale are presented separately from the other assets in the consolidated balance sheet.

Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2017, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2017 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of assets”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30,
	2018	2017	2018	2017

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings attributable to Osisko’s shareholders	5,474	6,728	8,295	21,847

Adjustments:
Foreign exchange loss	153	7,920	564	15,448
Unrealized gain on investments	(5,781)	(14,714)	(1,580)	(31,336)
Share of loss (income) of associates	4,139	(329)	6,558	2,632
Loss on disposal of exploration and evaluation assets	-	-	-	(20)
Deferred income tax expense	1,742	559	4,484	4,303
Transaction costs	-	7,805	-	8,870

Adjusted earnings	5,727	7,969	18,321	21,744

Weighted average number of common shares outstanding (000’s)	156,252	140,605	156,711	118,059

Adjusted earnings per basic share	0.04	0.06	0.12	0.18

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of gold equivalent ounces to be received in 2018, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, including the realization of all conditions precedent to the closing of the investment in Falco Resources Ltd.’s Horne 5 gold project, the realization of all conditions precedent to the exercise by Pretium Exploration Inc. of its option to fully repurchase Osisko’s Brucejack gold and silver stream in a timely manner, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect o f any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

November 6, 2018

Osisko Gold Royalties Ltd 2018 – Third Quarter Report	Management’s Discussion and Analysis

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
John Burzynski	Elif Lévesque, Vice President, Finance and Chief
Pierre D. Chenard	Financial Officer
Christopher C. Curfman	Joseph de la Plante, Vice President, Corporate Development
André Gaumond	André Le Bel, Vice President, Legal Affairs and
Pierre Labbé	Corporate Secretary
Oskar Lewnowski	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page	François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.